Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

May 17 at 2PM EDT: Fireside Chat with

AeroFarms CEO on May 17 to Discuss

Merger with Spring Valley Acquisition Corp.

IPO Edge will host a fireside chat with AeroFarms and Spring Valley Acquisition Corp. (NASDAQ: SV) on Monday, May 17 at 2pm EDT to discuss their merger. The live event will feature AeroFarms Co-Founder and CEO David Rosenberg, as well as Spring Valley CEO Chris Sorrells. IPO Edge Editor-in-Chief John Jannarone will moderate the video session, which will last approximately 45 minutes and include a Q&A with the audience.

To register, CLICK HERE

AeroFarms has pioneered and led the indoor vertical farming industry with disruptive technology and commercial operations that allows plants to grow in a highly-efficient, automated setting, achieving up to 390 X greater productivity while using up to 95% less water and zero pesticides versus traditional field farming. Their proprietary technology platform includes lighting, machine learning, and environmental controls – all of which took years to refine before the company started selling at scale produce to retailers from their global headquarters and home to the world's largest indoor vertical farm using aeroponics. That gives it a major head start – and a competitive moat – from rivals who might try to replicate its offering.

IPO Edge recently published an analysis of the company, which can be read here.

Messrs. Rosenberg and Sorrells will discuss:

▪	An overview of the merger and investment highlights
▪	How aeroponics technology is disrupting the industry

▪	Why the leafy greens business is poised for growth
▪	AeroFarms’ retail presence and strategy
▪	The growth strategy beyond the Northeast
▪	Expansion into other categories

About the Speakers:

David Rosenberg is a serial entrepreneur and industry disruptor with over two decades of experience building change-the-world companies. He’s the Co-Founder and CEO of AeroFarms - the world leader in vertical farming. He was Co-Chair of the Young Global Leaders Circular Economy Taskforce at the World Economic Forum, a B20 Sustainable Food Systems Taskforce member, Board Member at Aspire and Clara Foods, and Managing Trustee of New Jersey’s Liberty Science Center.

Chris Sorrells is an action-oriented investor/leader in the Sustainability industry with private and public company business experience. Involvement ranges from Private Equity Partner, C-level roles, investment banking, and Board (start-up to $2.6 billion in revenue). Core expertise identifying investment opportunities, via control and minority structures, in both public and private companies where leading Sustainability oriented platforms can be built by high quality management teams. Deal experience predominately in Sustainability but includes industrial service, business services, energy, media, technology, and telecom. Currently, he is CEO of Spring Valley Acquisition Corp., and Lead Independent Director of Renewable Energy Group (NASDAQ: REGI) and Board Member of Spring Valley Acquisition Corp (NASDAQ: SV).

Contact:

John Jannarone, Editor-in-Chief

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @ipoedge

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.